UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULES 14F-1 THEREUNDER

Amerasia Khan Enterprises, Ltd.
(Exact name of registrant as specified in charter)

Nevada	000-52211	20-2559624
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employee Identification No.)

3855 South 500 West, Suite J
Salt Lake City, Utah 84115
(Address of Principal Executive Offices)

(801)263-0699
(Issuer Telephone number)

Approximate Date of Mailing: February 20, 2007
NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on February 8, 2007, of shares of $0.001 par common stock ("Common Stock") of the Company, in accordance with the requirements of Section 14(f) of the Exchange Act, and Commission Rule 14f-1. As of such date, and immediately prior to the closing of the Transaction (as that term is defined below), the Company had 16,547,521 shares of Common Stock issued and outstanding, all of which shares were entitled to one vote per share on all matters for which stockholders are entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

    This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of Amerasia Khan Enterprises, Ltd., a Nevada corporation (the "Company”), in connection with the transaction described more fully below, which resulted in the change of control of the Company. The Company is a reporting company pursuant to the Exchange Act of 1934, as amended.

THE TRANSACTION

    On February 8, 2007, Amerasia  Khan Enterprises, Ltd. a Nevada corporation (the “Company”) executed an Agreement and Plan of Merger (the “Merger Agreement”) by and between the Company and its wholly owned subsidiary, SZC Acquisition Corp., a Nevada corporation (“Subsidiary”) on the one hand and ShieldZone Corporation, a Utah corporation (“ShieldZone” or “Target”) on the other hand. Pursuant to the Merger Agreement ShieldZone merged with Subsidiary, with ShieldZone surviving the merger (the “Merger”). In consideration, the shareholders of ShieldZone received 10,175,000 shares of the common stock of Amerasia  Khan Enterprises, Ltd.

    In addition, pursuant to the terms and conditions of the Merger Agreement:

•	The Company became the holder of all of the issued and outstanding shares of capital stock of ShieldZone, resulting in a parent/subsidiary relationship between the Company and ShieldZone.

•	Each share of ShieldZone common stock issued and outstanding immediately prior to the closing of the Merger was exchanged for the right to receive on share of the Company’s common stock.

•
Certain convertible notes, issued by ShieldZone in the aggregate principal amount $250,000.00, were converted by the Company, at an exercise price of $0.35, into 714,286 shares of the Company common stock.

•
The Company’s board of directors was reconstituted to consist of David Ho, the Company’s director prior to the Merger, and Robert G. Pedersen II, who prior to the Merger was the sole director of ShieldZone.

•	Each of the Company and ShieldZone provided customary representations and warranties and closing conditions, including approval of the Merger by approval required by law of ShieldZone’s stockholders.

    The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as Exhibit 2.1 to the Form 8-K filed on February 8, 2007.

The Spin-Out

    On February 8, 2007, immediately following consummating the Merger, the Company entered into a Sale, Assignment, Assumption and Indemnification Agreement with Mr. Johnny Lee. This agreement is referred to as the Spin-out Agreement and to the transactions effected thereby as the Spin-out. Prior to the Merger, Mr. Lee was the Company’s President, CEO, member of the board of directors, and one of its significant stockholders. Pursuant to the Spin-out Agreement, immediately following the Merger on February 8, 2007, (i) the Company sold Mr. Lee all of its assets; (ii) Mr. Lee assumed all of the Company’s liabilities; (iii) Mr. Lee agreed to indemnify the Company for breaches by Mr. Lee under the Spin-out Agreement; and (iv) Mr. Lee granted the Company a general release. As partial consideration in connection with entering into the Spin-out Agreement, Mr. Lee agreed to cancel his 4,000,000 shares of common stock held in the Company.

APPOINTMENT OF NEW OFFICERS AND DIRECTORS

    In connection with the Merger Agreement, effective February 8, 2007, Mr. Ho resigned as Chief Financial Officer but will remain a director of the Company subject to a resignation to take effect on the tenth day following the mailing of this 14f1 to shareholders of the Company. Mr. Lee resigned as director and Chief Executive Officer effective February 8, 2007. On February 8, 2007, Mr. Ho as sole director appointed Robert G. Pedersen II as Chief Executive Officer and President and a director on the Board of Directors.  On February 12, 2007, the Board of Directors appointed Brandon T. O’Brien as the Chief Financial Officer of the Company.

INFORMATION REGARDING THE COMPANY

    Please read this Information Statement carefully. It describes the general terms of the Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the Transaction. Additional information about the Agreement is contained in the Company’s Current Report on Form 8-K, dated February 8, 2007. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

EXECUTIVE COMPENSATION

    None of our executive officers of the Company prior to the Merger received compensation in excess of $100,000 for the fiscal years ended December 31, 2006, 2005 or 2004, respectively. Mr. David Ho did not receive compensation for his position as an officer of the Company.

SHIELDZONE SUMMARY COMPENSATION TABLE

    The table below summarizes all compensation awarded to, earned by, or paid to our former or current executive officers for the fiscal years ended 2006, 2005 and 2004.

SUMMARY COMPENSATION TABLE
Name and principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Robert G. Pedersen II CEO & President	2004 2005 2006	- - 40,000	- - -	- - -	- - -	- - -	- - -	- 85,000 (3) -	- 85,000 40,000

Phillip Chipping (1)	2004 2005 2006	- 54,614 98,500	- - -	- - -	- - -	- - -	- - -	- - -	- 54,614 98,500

David Ho Former CFO (4)	2004 2005 2006	- - -	- - -	- 9,600 (2) -	- - -	- - -	- - -	- - -	- 9,600 -

Johnny Lee Former President, CEO and Director (5)	2004 2005 2006	- - -	- - -	- 48,000 (2) -	- - -	- - -	- - -	- 35,000 (6) -	- 9,600 -

(1)	Effective December 15, 2006, Mr. Chipping resigned his position as an officer and director of the Company.

(2)	The Company issued 400,000 shares of common stock to Mr. David Ho at $0.001 per share on June 10, 2005 in settlement of $400 of debt, and 2,000,000 shares of common stock to Mr. Johnny Lee at $0.001 per share on the same date in settlement of $2,000 in debt. The conversion rate of $0.001 for these issuances was the price determined by considering both the stock price at the time and the great deal of time and effort our officers and directors expended in developing our business plan and establishing the contacts necessary to progress the Company thus far. We recorded a non-cash charge of $9,600 to Mr. Ho and $48,000 to Mr. Lee for management compensation to reflect the fair value of the common stock issued to Mr. Ho and Mr. Lee. These issuances were made by Amerasia Khan Ltd. prior to the merger transaction with ShieldZone.

(3)	Represents a consulting fee paid to a company owned by Mr. Pedersen for services rendered through July 2006, but paid in fiscal 2005. In January 2006, Mr. Pedersen purchased a 50% interest in the equity of the Company through an affiliated entity and was appointed Chief Executive Officer and Director of ShieldZone.

(4)	Mr. Ho has resigned as the Chief Financial Officer of the Company and ten days following the consummation of the Merger, his resignation as a director will become effective.

(5)	Mr. Lee has resigned as the President, CEO and Director of the Company.

(6)	On May 1, 2004, the Company entered into a Management Services Agreement with Mr. Lee, the Company’s former Present, CEO and director. Pursuant to the terms of the Management Services Agreement. Mr. Lee received a consulting fee of $2,500 per moth, payable on the last day of each month effective from May 1, 2004 to April 30, 2005. One May 1, 2005, the Company entered into an extension of the Management Agreement for another 12 month period ending April 30, 2006. In return, because of Mr. Lee’s local knowledge of the Manufacturing industry in China and Mongolia, Mr. Lee agreed to (1) provide the Company with local (China) knowledge of the manufacturing factories in China; (ii) provide quality control for all products produced by the local (China) factories; (iii) management services, including office and administration services, telephone an computer services; and (iv) to carry out management and director of the Company’s business, including managing, supervising and the coordinating of any export activities from China/Mongolia carried out by the Company. From inception to June 29, 2005, Mr. Lee received a total of $35,000. On June 29, 2005, the Company and Mr. Lee mutually agreed to suspend the Management Agreement, until such date that the Company is more profitable and viable. Subsequently, Mr. Lee released the Company from any obligations in connection with this matter pursuant to the Sale, Assignment and Assumption and Indemnification Agreement.

    Mr. O’Brien, who became an executive officer in 2007, earned no compensation from the Company in any prior year.

Compensation of Directors

    During the year ended December 31, 2006, the directors of the Company did not receive any compensation for services as directors. The directors of ShieldZone did not receive any separate compensation for their duties as directors during the year ended December 31, 2006.

    We intend to adopt a director compensation policy for directors which will include compensation on a per meeting basis or upon appointment which will likely be a combination of cash compensation and stock options.

Stock Option Grants

    No stock options were granted to any of the Company’s directors and officers during the Company’s most recent fiscal year ended December 31, 2006.

Exercise of Stock Options and Year-End Option Values

    No share purchase options were exercised by the Company’s officers, directors and employees during the fiscal year ended December 31, 2006.

Outstanding Stock Options

    The Company currently does not have any outstanding stock options, a stock option plan or an incentive plan; however, the Board of Directors has reserved 725,000 shares of common stock for use in such a plan to be established after the filing of the Form 8-K.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF BENEFICIAL OWNERSHIP AND MANAGEMENT PRIOR TO THE MERGER AGREEMENT

    The following table sets forth, as of February 1, 2007, certain information regarding the ownership of the Company’s capital stock by the following persons on such date: each of the directors and executive officers, each person who is known to be a beneficial owner of more than 5% of any class of our voting stock, and all of our officers and directors as a group. Unless otherwise indicated below, to our knowledge, all persons listed below had sole voting and investing power with respect to their shares of capital stock, except to the extent authority was shared by spouses under applicable community property laws.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options, warrants or convertible securities exercisable or convertible within 60 days of February 1, 2007 were deemed outstanding for computing the percentage of the person or entity holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person, and was based upon the number of shares of the Common Stock issued and outstanding, as of February 1, 2007, which was 9,000,000 shares.

Title of Class	Name and Address Of Beneficial Owners (1)	Amount and Nature Of Beneficial Ownership	Percent Of Class
Common Stock	Johnny Lee, Director, President and Chief Executive Officer Block 4, 11A Rhythm Garden 242 Choi Hung Road, Kowloon Hong Kong, China	4,000,000	44.44%
Common Stock	David Ho, Director, Secretary and Treasurer, and Chief Financial Officer 1409 Forbes Avenue North Vancouver, B.C. V7M 2Y2 Canada	0(6)	4.44%
	All officers and directors as a group (2 persons)	4,400,000	48.88%

SECURITY OWNERSHIP OF BENEFICIAL OWNERSHIP AND MANAGEMENT AFTER THE CLOSING OF THE MERGER AGREEMENT

    The following table sets forth information with respect to the beneficial ownership of the outstanding shares of Company’s capital stock immediately following the Merger by (i) each person known by the Company who will beneficially own five percent (5%) or more of the outstanding shares; (ii) the officers who will take office as of the effective date of the Merger; (iii) directors as of the effective date of the Merger and director nominees who will take office as soon as the appropriate information statement can be mailed to the stockholders of the Company and the accompanying waiting period passes and (iv) all the aforementioned officers and directors as a group.

Title of Class	Name and Address Of Beneficial Owners (1)	Amount and Nature Of Beneficial Ownership	Percent Of Class (3)
Common Stock	Robert G. Pedersen II, President and Chief Executive Officer (2)(4)	6,785,714	41.15%
Common Stock	David Ho, Director 1409 Forbes Avenue North Vancouver, B.C. V7M 2Y2 Canada	400,000	2.46%
Common Stock	Andrew C. Park 201 Post Street, 11th Floor San Francisco, CA 94108	1,058,235	6.53%
Common Stock	SunCreek, LLC (5) 2873 Tolcate Lane Holladay, Utah 84121	5,285,714	30.85%
Common Stock	Brandon O'Brien, Chief Financial Officer All officers, directors and director nominees as a group (3 persons)	-- 7,185,714	0% 43.58%

(1)	Unless otherwise noted, the address for each of the named beneficial owners is: 3855 South 500 West, Suite B, Salt Lake City, Utah, 84115. Unless otherwise indicated, beneficial ownership is determined in accordance with Rule 13d-3 promulgated under the Exchange Act and generally includes voting and/or investment power with respect to securities. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within sixty days of February 9, 2007 are deemed to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage of ownership set forth in the above table, unless otherwise indicated.

(2)	Such person is a director nominee that the directors of the Company have elected to the Board of Directors which appointment shall be effective upon compliance with Rule 14f1 of the Securities and Exchange Act of 1934.

(3)	The calculations of percentage of beneficial ownership are based on 16,203,572 shares of common stock outstanding as of February 9, 2007, assuming the closing of the Merger.

(4)	Includes 1,500,000 shares of Common Stock held directly by Mr. Pedersen and 5,000,000 shares of Common Stock held by SunCreek, LLC, an entity wholly owned by Mr. Pedersen. Mr. Pedersen exercises sole voting and investment control over the shares held by SunCreek, LLC. Also includes 285,714 shares subject to issuance upon the conversion of convertible promissory note in the principal amount of $100,000 owned by SunCreek, LLC. The conversion rate per share under the note is $0.35. The note is due May 15, 2007, if not sooner paid or converted.

(5)	Also includes 285,714 shares subject to issuance upon the conversion of a convertible promissory note in the principal amount of $100,000 owned by SunCreek, LLC. The conversion rate per share under the note is $0.35. The note is due May 15, 2007, if not sooner paid or converted. SunCreek, LLC is an entity wholly owned by Mr. Pedersen. Mr. Pedersen exercises sole voting and investment control over the shares held by SunCreek, LLC. See note 4, above.

(6)	Mr. David Ho, our former Chief Financial Officer and current director, agreed to cancel his 400,000 shares of the Company’s common stock.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

APPOINTMENT OF NEW OFFICERS AND DIRECTORS

    In connection with the Merger Agreement, effective February 8, 2007, Mr. Ho resigned as Chief Financial Officer but will remain a director of the Company subject to a resignation to take effect on the tenth day following the mailing of this 14f1 to shareholders of the Company. Mr. Lee resigned as director and Chief Executive Officer effective February 8, 2007. On February 8, 2007, Mr. Ho as sole director appointed Robert G. Pedersen II as Chief Executive Officer and President and a director on the Board of Directors.  On February 12, 2007, the Board of Directors appointed Brandon T. O’Brien as the Chief Financial Officer of the Company.

    Our existing board of directors has the authority to appoint new directors of the Company, subject to Section 14f1 of the Securities Act of 1934 which requires that if a change in control of the board occurs, such change of control is not effective until 10 days after mailing this written notice of such change in control to all shareholders. The person so appointed to the Board of Directors is Mr. Robert G. Pedersen II. Information regarding this Director nominee is included in this 14f1 and the Form 8-K filed on February 8, 2007.

    The following tables summarize the Company's current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Position
Robert G. Pedersen II	40	Chief Executive Officer, Director Nominee *
Brandon T. O'Brien	36	Chief Financial Officer
David Ho	49	Director

*Mr. Pedersen was appointed to our Board as of the closing of the Merger and the appointment will be effective upon our compliance with Rule 14f1.

    Robert G. Pedersen II. Mr. Pedersen provides the overall vision and strategy of ShieldZone Corporation. Mr. Pedersen has more than 20 years' experience in executive management, sales and marketing, communications, as well as owning and managing several start-up businesses and enterprises. Since 1998, Mr. Pedersen was a co-owner and executive manager for Del Sol, LC, a Utah-based specialty retailer of apparel and accessories. In 2002, he created and was the director of DelSol.com, the Del Sol, LC’s Internet presence. In September 2002 Mr. Pedersen founded PayTeck, Inc., a Utah provider of Internet-based payment processing services, which was later sold to Zion's Bank, a public company, in 2005. Mr. Pedersen joined ShieldZone in January 2006 in a full time capacity and has served as its Chief Executive Officer since that time. Robert earned a Masters Degree (MBA) from Brigham Young University in Business Administration with an emphasis in marketing, finance and organizational communications in 2000, and earned a degree in business administration (BSBA) from the University of Phoenix which was granted in 1996. Mr. Pedersen and his wife and six children reside in Holladay, Utah.

    Brandon T. O’Brien. Mr. O’Brien provides ShieldZone with over 12 years of experience in financial accounting, including Big 4 background, corporate controller experience, and vice president of finance with publicly traded SEC reporting companies. He has successfully managed several due diligence engagements related to M&A activity, culminating in the successful acquisition of a $33 million regional telecommunications provider. Mr. O’Brien is a Certified Public Accountant, Certified Management Accountant, Certified Financial Manager, and member of the American Institute of Certified Public Accountants (AICPA) and the Institute of Management Accountants (IMA). As Chief Financial Officer for ShieldZone, Brandon is responsible for overseeing all financial management aspects, which includes managing business risks, directing the company financial planning, external financial reporting, managing shareholder relations, and assuring the accuracy of record keeping. Mr. O’Brien earned a master’s degree (MBA) in finance from the University of Utah in 1996, and a bachelor of science in accounting from Utah State University in 1995.

    David Ho. Mr. Ho became our Secretary and Treasurer and a Director on April 2, 2004. He was appointed as Chief Financial Officer on April 02, 2004. Since 1980 to the present, Mr. Ho has been the President of Apex Travel Ltd. in Vancouver, British Columbia, Canada. From 1980 to 1999, Mr. was the General Manager of L & L Developments Inc. In 1979, Mr. Ho obtained a degree in Computer/Math from the University of Manitoba, Manitoba, Canada. Mr. Ho resigned as our Chief Financial Officer effective February 8, 2007.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors of our Company held no formal meetings during the year ended December 31, 2006. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the Directors. Such resolutions consented to in writing by the Directors entitled to vote on that resolution at a meeting of the Directors are, according to Nevada Revised Statutes and our By-laws, as valid and effective as if they had been passed at a meeting of the Directors duly called and held.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company currently does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions. These functions are currently performed by the Board as a whole. The Company does not have an audit committee charter or nominating committee charter.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

    The Company is not a “listed company” under SEC rules and is therefore not required to have an audit committee comprised of independent directors. The Company’s board of directors has determined that its members do not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. Presently the Board of Directors is performing the duties that would normally be performed by an audit committee. Accordingly, the Board of Directors believes that its current members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

    The Company determined not to establish a nominating committee at this time in view of changes in the composition of the Board of Directors that will occur at the closing of the Merger. Previously, nominations were determined by the members of the then existing Board of Directors.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

    Shareholders who want to communicate with the board or with a particular director may send a letter to the Secretary of the Company at 3855 S. 500 W., Suite J, Salt Lake City, Utah 84115. The mailing envelope should contain a clear notation indicating that the enclosed letter is a "Board Communication" or "Director Communication." All such letters should state whether the intended recipients are all members of the board or just certain specified individual directors. The Secretary will circulate the communications (with the exception of commercial solicitations) to the appropriate director or directors. Communications marked "Confidential "will be forwarded unopened.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended December 31, 2006, and during the current fiscal year, all filing requirements applicable to the Company's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

    In October 2005, the Company executed a nine-month consulting agreement with SunCreek, LLC, an entity wholly owned by Robert G. Pedersen II who subsequently became the Company’s Chief Executive Officer. Compensation in the amount of $85,000 was paid under the Agreement as of December 2005. No further compensation is due under the Agreement. The Agreement also provided for the sale by Phillip J. Chipping, the then sole owner of the Company, of 50% of the equity securities of the Company to SunCreek, LLC for the amount of $25,000.

    In November 2006, the Company issued a Convertible Note (the “Note”), with an affiliate of the Company’s Chief Executive Officer in the original principal amount of $100,000. The Note is convertible at the holder's option any time up to maturity at a conversion price equal to $.35 per common share. The Note is due on May 15, 2007, bears interest at 20% per year and is unsecured. Such interest is payable at maturity. The common shares underlying the Note have piggy back registration rights.

LEGAL PROCEEDINGS

    From time to time, we may be involved in litigation or other business disputes involving our business. The Company’s management is not aware of any material legal proceedings pending against the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 20, 2007
	By:	/s/ Robert G. Pedersen II
Robert G. Pedersen II, Chief Executive Officer and President